Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS UPDATED CORPORATE MINERAL RESERVE AND RESOURCE ESTIMATES AND W ZONE MINE NON-CASH WRITE-DOWN

MONTREAL, Quebec, Canada, February 11, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), is pleased to announce updated corporate mineral reserve and resource estimates as of December 31, 2013, along with forecasted 2014 production, capital expenditures and exploration budget. The Corporation also announces that, as a result of a downward adjustment to the W Zone Mine reserve base, it will incur a $13.5 million non-cash write-down on the W Zone Mine in the fourth quarter of 2013.

Highlights:

  Total Proven & Probable Reserve ounces increased 3% year-over-year using US$1,225/oz gold price, versus gold price of US$1,450/oz last year;

  Total Measured & Indicated Resource ounces increased 5% year-over-year, including Indicated Resources of 168,897 gold ounces, grading 11.52 g/t, established at Island Gold Deep;

  Total Inferred Resource ounces increased 20% year-over-year, including an expanded Inferred Resource of 954,583 gold ounces, grading 9.29 g/t, at Island Gold Deep;

  W Zone Mine reserve base reduced following 2013 production and a re-interpretation of the geology following exposure from mining; Richmont will incur a $13.5 million, or $0.34 per share, non-cash write-down on the asset base in the fourth quarter of 2013;

  2014 capital expenditures budget of $18.1 million, of which $16.3 million will be earmarked for the continued development of the Island Gold Mine and Island Gold Deep;

  2014 exploration budget of $3.8 million, primarily at the Beaufor and Island Gold mines;

  2014 production forecast of 70,000 to 80,000 ounces of gold.

Paul Carmel, President and CEO of Richmont Mines commented: “We are very pleased that our recent efforts have resulted in overall increases in both our mineral reserves and resources year-over-year, and are particularly pleased with the 168,897 ounces of indicated resources that were defined at Island Gold Deep as well as exceeding our one million ounce resource target for the Island Gold property. Our diamond drilling focus in 2014 will largely be on infill drilling at our operations and at Island Gold Deep, while the majority of our capital expenditures will be focused on development at our Island Gold Mine including Island Gold Deep. On the production front, we are expecting 2014 to be a better year than 2013, as we will have four producing operations that, combined, will generate approximately 70,000 to 80,000 ounces of gold. The production loss from the W Zone Mine will be replaced in 2014 with a higher mill throughput from our Monique Mine, thus lowering the impact on our production profile.”

Island Gold Mine (including Island Gold Deep) Reserves and Resources
Proven and Probable Reserve level and grade at the Island Gold Mine increased to 143,506 gold ounces grading 6.09 g/t at December 31, 2013, up from 141,456 gold ounces grading 5.60 g/t at the end of December 2012, with definition drilling completed throughout the year enabling the Corporation to more than replace 2013 production.

RICHMONT MINES REPORTS UPDATED CORPORATE MINERAL RESERVE AND RESOURCE ESTIMATES AND W ZONE MINE NON-CASH WRITE-DOWN
February 11, 2014

Estimated Measured and Indicated resources on a consolidated Island Gold property basis totaled 233,330 ounces of gold at December 31, 2013. This compared to Measured and Indicated resources at the end of 2012 of 110,958 ounces of gold, as no Indicated resources were defined at Island Gold Deep at that time. While definition drilling completed during 2013 successfully reclassified some resources as reserves within the Island Gold Mine, the Corporation’s primary focus was on advancing the Island Gold Deep exploration drilling program. Estimated Inferred resources on a consolidated basis totaled 1,037,327 ounces of gold at the end of 2013. This compared to Inferred resources of 563,886 ounces of gold at the end of 2012.

Beaufor Mine Reserves and Resources
Proven and Probable Reserves were largely replaced year-over-year at the Beaufor Mine, decreasing to 31,133 gold ounces at December 31, 2013, from 39,114 gold ounces at December 31, 2012, with the reserve grade increasing slightly year-over-year to 6.81 g/t from 6.20 g/t. The updated reserve level reflects annual gold production, partially offset by additional reserves being established as a result of definition drilling. Measured and Indicated Resources decreased slightly to 155,439 ounces of gold at the end of December 2013 versus 160,263 ounces of gold at the end of 2012, as some resources were transformed into reserves. Inferred Resources as of December 31, 2013 were 188,679 ounces of gold, versus 187,274 ounces of gold at the end of 2012, and are mostly below the existing infrastructure of the mine.

Monique Mine Reserves and Resources
At December 31, 2013, Proven and Probable Reserves at the Monique Mine totaled 30,702 gold ounces and Indicated Resources, which are underground, located directly below the open-pit, were 16,858 ounces of gold. This compared to Indicated Resources of 55,112 gold ounces and Inferred Resources of 362 gold ounces at December 31, 2012.

W Zone Mine Reserves and Resources
The W Zone Mine had Proven and Probable Reserves of 12,832 gold ounces at December 31, 2013, down from 30,680 gold ounces at the end of December 2012. The year-over-year decrease follows 2013 production and a re-interpretation of the geology following exposure from mining. Consequently, approximately 9,600 ounces were reclassified as Measured and Indicated Resources at the end of 2013, versus as Reserves at the end of 2012. Estimated Measured and Indicated Resources at December 31, 2013 increased to 33,051 gold ounces, from 23,377 gold ounces at the end of December 2012.

As a result of the reduction in the W Zone Mine’s reserve base, and the resulting impact on expected future production from this operation, the Corporation will incur a $13.5 million, or $0.34 per share, non-cash write-down on the asset base in the fourth quarter of 2013. The Corporation is targeting annual production of approximately 4,000 ounces of gold for the year, after which point operations will be suspended.

Wasamac Gold Property Resources
The Wasamac Gold Property had total Measured and Indicated Resources of 1,402,263 gold ounces, and additional Inferred Resources of 1,605,388 gold ounces at December 31, 2013, unchanged from December 2012 levels.

Francoeur Gold Property Resources
The Francoeur Gold Property had total Measured and Indicated Resources of 66,587 gold ounces and additional Inferred Resources of 4,135 gold ounces at December 31, 2013. These levels were unchanged from those of December 2012.

RICHMONT MINES REPORTS UPDATED CORPORATE MINERAL RESERVE AND RESOURCE ESTIMATES AND W ZONE MINE NON-CASH WRITE-DOWN
February 11, 2014

TABLE 1: RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2013			December 31, 2012
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves[2]	251,572	5.95	48,086	428,958	5.42	74,807
Probable Reserves[2]	481,775	6.16	95,419	356,263	5.82	66,649
Total Proven & Probable	733,347	6.09	143,506	785,221	5.60	141,456
Measured Resources	28,087	5.57	5,031	28,531	5.58	5,115
Indicated Resources	255,600	7.23	59,402	474,379	6.94	105,843
Total Measured & Indicated	283,687	7.06	64,433	502,910	6.86	110,958
Inferred Resources	362,858	7.09	82,744	279,569	6.20	55,744

Island Gold Deep
Indicated Resources	456,013	11.52	168,897	-	-	-
Inferred Resources	3,196,114	9.29	954,583	1,473,658	10.73	508,142

Beaufor Mine
Proven Reserves[2]	39,086	6.32	7,940	73,725	5.87	13,906
Probable Reserves[2]	103,213	6.99	23,193	122,420	6.40	25,208
Total Proven & Probable	142,299	6.81	31,133	196,145	6.20	39,114
Measured Resources	93,341	5.39	16,165	89,562	5.46	15,788
Indicated Resources	671,803	6.45	139,274	684,718	6.57	144,475
Total Measured & Indicated	765,144	6.32	155,439	774,280	6.44	160,263
Inferred Resources	904,249	6.49	188,679	901,568	6.46	187,274

Monique Mine[3]
Proven Reserves[2]	14,742	1.42	673	-	-	-
Probable Reserves[2]	401,118	2.33	30,029	-	-	-
Total Proven & Probable	415,860	2.30	30,702	-	-	-
Indicated Resources	107,531	4.88	16,858	728,164	2.35	55,112
Inferred Resources	-	-	-	11,605	0.97	362

W Zone Mine
Proven Reserves[2]	42,940	4.84	6,676	-	-	-
Probable Reserves[2]	27,267	7.02	6,156	132,251	7.21	30,680
Total Proven & Probable	70,207	5.68	12,832	132,251	7.21	30,680
Measured Resources	14,293	6.20	2,850	-	-	-
Indicated Resources	131,638	7.13	30,201	107,511	6.76	23,377
Total Measured & Indicated	145,931	7.04	33,051	107,511	6.76	23,377
Inferred Resources	2,186	7.55	531	5,589	7.95	1,429

Francoeur Gold Property[4]
Proven Reserves	-	-	-	8,439	4.52	1,226
Measured Resources	39,947	5.89	7,570	39,947	5.89	7,570
Indicated Resources	280,119	6.55	59,017	280,119	6.55	59,017
Total Measured & Indicated	320,066	6.47	66,587	320,066	6.47	66,587
Inferred Resources	17,949	7.17	4,135	17,949	7.17	4,135

RICHMONT MINES REPORTS UPDATED CORPORATE MINERAL RESERVE AND RESOURCE ESTIMATES AND W ZONE MINE NON-CASH WRITE-DOWN
February 11, 2014

TABLE 1: RESERVE AND RESOURCE ESTIMATES [1]
		December 31, 2013			December 31, 2012
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Wasamac Gold Property
Measured Resources	3,124,480	2.75	276,536	3,124,480	2.75	276,536
Indicated Resources	12,127,049	2.89	1,125,727	12,127,049	2.89	1,125,727
Total Measured & Indicated	15,251,529	2.86	1,402,263	15,251,529	2.86	1,402,263
Inferred Resources	18,758,786	2.66	1,605,388	18,758,786	2.66	1,605,388

TOTAL GOLD
Proven + Probable Reserves	1,361,713	4.98	218,172	1,122,056	5.89	212,476
Measured + Indicated Resources	17,329,901	3.42	1,907,528	17,684,460	3.20	1,818,560
Inferred Resources	23,242,142	3.80	2,836,060	21,448,724	3.43	2,362,474
1 Resources presented are exclusive of reserves.
2 In 2013, based on a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 (in 2012, a price of US$1,450/oz and an exchange rate of CAN$1.00 = US$1.00 were used).
3 For 2012, open pit resources established as of December 31, 2011, using a gold price of US$1,200/oz and an exchange rate of 1.00. For 2013, open pit reserves and underground resources established as of December 31, 2013.
4 Francoeur Mine closed in November 2012. Resources as at December 31, 2012 were estimated using a price of US$1,450/oz and an exchange rate of CAN$1.00 = US$1.00.

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

RICHMONT MINES REPORTS UPDATED CORPORATE MINERAL RESERVE AND RESOURCE ESTIMATES AND W ZONE MINE NON-CASH WRITE-DOWN
February 11, 2014

Regulation 43-101
The Mineral reserve and resource estimations as of December 31, 2013 and December 31, 2012 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

The reserve and resource estimations of Beaufor, Island Gold and W Zone mines were prepared using a gold price of US$1,225 (CAN$1,300) per ounce for 2013 and US$1,450 (CAN$1,450) per ounce for 2012.

The resource estimation of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce, and was prepared by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

The resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce. It was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The Monique Mine reserve and resource estimate as of December 31, 2013 was established using a gold price of US$1,225 (CAN$1,300) per ounce and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. A 43-101 technical report was completed for the first reserve estimation of this property on July 1st, 2013, and was filed on SEDAR on September 13, 2013.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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